February 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E. Washington, D.C. 20549

Attention: Sarah Sidwell

Re: AeroVironment, Inc.

Registration Statement on Form S-4

File No. 333-284651

Request for Effectiveness

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-4 so that it will become effective on February 12, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as AeroVironment, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Drew Capurro of Latham & Watkins LLP, counsel to the Company, at (714) 755-8008, or in his absence, Leah Sauter of Latham & Watkins LLP at (212) 906-1806, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

AeroVironment Inc.

By:	/s/ Melissa Brown
Melissa Brown
Senior Vice President, General Counsel and Chief Compliance Officer

cc:	Charles K. Ruck, Latham & Watkins LLP
Leah Sauter, Latham & Watkins LLP
Tessa Bernhardt, Latham & Watkins LLP
Drew Capurro, Latham & Watkins LLP